

February 15, 2013

Via E-mail
Diana P. Diaz
Vice President and Chief Financial Officer
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, TX 77054

      Re: **Sharps Compliance Corp.**
                Form 10-K for Fiscal Year Ended June 30, 2012
                Filed August 30, 2012
                File No. 001-34269

Dear Ms. Diaz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page of Form 10-K

1.   In future filings please indicate your reporting status by checking the appropriate box.

Item 1. Description of Business, page 2

Market Overview, page 5

2.   We note that on June 28, 2010 you amended your Form 10-K for the fiscal year ended June 30, 2009 to reflect a number of staff comments raised in several of our comment letters dated February 12, 2010 through April 21, 2010. Unlike the "Market" disclosure on page five of the amendment, your disclosure here no longer identifies the market by specific subcategories, or by the products and services that you supply to each market. We a view towards future disclosure, please explain to us why the reasons for the change in the disclosure.

<u>Signatures</u>

3.	Please ensure that your future filings are also signed by your principal accounting officer or controller. Please refer to General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director